CF ACQUISITION CORP. IV

110 East 59th Street

New York, New York 10022

August 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Isaac Esquivel and Shannon Menjivar

Re: CF Acquisition Corp. IV

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 31, 2022

File No. 001-39824

Dear Mr. Esquivel and Ms. Menjivar:

CF Acquisition Corp. IV (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 23, 2022. For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

The Company respectfully advises the Staff that its sponsor, CFAC Holdings IV, LLC, is a Delaware limited liability company, and is neither controlled by, nor does it have substantial ties with, any non-U.S. person.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Joshua N. Englard, Esq., of Ellenoff Grossman & Schole LLP, at JEnglard@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

CF Acquisition Corp. IV

	By:	/s/ Jane Novak
	Name:	Jane Novak
	Title:	Chief Financial Officer

cc: Ellenoff Grossman & Schole LLP